                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No.-------------)*

                            Petersen Companies, Inc.

 -------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock

 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    71633510

         ---------------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages
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 --------------------------------                   ----------------------------
                96808B107           SCHEDULE 13G     Pages 2     of   10  Pages
 CUSIP No. ---------------------                          -----      ------
 --------------------------------                      -------------------------

 -------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Chase Equity Associates, L.P.
        13-33771826

-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                 (b) /X/



-------------------------------------------------------------------------------
    3   SEC USE ONLY




 -------------------------------------------------------------------------------
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

        California

 -------------------------------------------------------------------------------
                            5         SOLE VOTING POWER

       NUMBER OF                      1,236,400

        SHARES              6         SHARED VOTING POWER

     BENEFICIALLY                     Not applicable.

       OWNED BY             7         SOLE DISPOSITIVE POWER

         EACH                         1,236,400

      REPORTING             8         Shared Dispositive Power

       PERSON                         Not applicable.

        WITH
 -------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,236,400

 -------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES* /  /

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        3.7%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 11 Pages
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                                  SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

Item 1.


       (a) Name of Issuer:
           ---------------
           Petersen Companies, Inc.

       (b) Address of Issuer's Principal Executive Offices:
           ------------------------------------------------
           1645 Broadway
           Boulder, Colorado  80302

Item 2.

       (a) Name of Person Filing:
           ---------------------
           Chase Equity Associates, L.P.
           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

       (b) Address of Principal Business Office or, if none, Residence:
           ------------------------------------------------------------
           380 Madison Avenue, 12th Floor
           New York, New York  10017

       (c) Citizenship:
           ------------
           See Row 4 on cover page.

       (d) Title of Class of Securities (of Issuer):
           -----------------------------------------
           Common Stock

       (e)  CUSIP Number:
            -------------
            See top of cover page.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a: Not applicable.

Item 4. Ownership

         Chase Equity Associates, L.P., a California limited partnership ("CEA"), is the record owner of 1,236,400 shares of Class A Voting Common Stock of the Issuer as of December 31, 1997. In addition, CEA is a party to a Securityholders Agreement, dated as of September 30, 1996, as amended by Amendment No. 1 to Securityholders Agreement, dated as of September 30, 1997 (the "Securityholders Agreement") among the signatories thereto and the Issuer (CEA and such other stockholders being collectively referred to as the "Investors"). Pursuant to the Securityholders Agreement, CEA agrees to give a voting proxy on its shares to certain other Investors who may be deemed to be in control of the Issuer. The Securityholders Agreement is hereby incorporated by reference to Exhibit 10.7 to Petersen Publishing Company's Registration Statement on Form S-4 (Registration No. 333-18017) and Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.


                               Page 3 of 10 Pages

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                                 SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

          As a result of the Securityholders Agreement, CEA and some or all of the Investors may be deemed to constitute a "group". A group consisting of such persons may be deemed to beneficially own all shares of Class A Voting Common Stock beneficially owned by each of the Investors constituting such a group. The reporting person does not affirm the existence of such a group and disclaims beneficial ownership of shares of Common Stock beneficially owned by any other Investor for several reasons, including without limitation, the fact that the reporting person is subject to Regulation Y of the Federal Reserve Board and therefore restricted from owning more than 4.9% of the voting securities of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         Not applicable.

Item 8.  Identification and Classification of Members of the Group
         Not applicable.

Item 9.  Notice of Dissolution of Group
         Not applicable.

Item 10. Certification
         Not applicable.

                               Page 4 of 10 Pages
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                                 SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------
                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Date:  February 17, 1998            CHASE EQUITY ASSOCIATES, L.P.
                                    By:  CHASE CAPITAL PARTNERS,
                                           its General Partner

                                    By: /s/ Jeffrey C. Walker
                                        ----------------------
                                        Name:  Jeffrey C. Walker
                                        Title:   Managing General Partner


                               Page 5 of 10 Pages

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                                 SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

                                  EXHIBIT 2(a)

                  This statement is being filed by Chase Equity Associates, L.P., a California limited partnership (hereinafter referred to as "CEA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CEA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CEA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                               John R. Baron
                               Mitchell J. Blutt, M.D.
                               Arnold L. Chavkin
                               Michael R. Hannon
                               Donald J. Hofmann
                               Stephen P. Murray
                               John M. B. O'Connor
                               Brian J. Richmand
                               Shahan D. Soghikian
                               Jeffrey C. Walker
                               Damion E. Wicker, M.D.

                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in

Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                               Page 6 of 10 Pages
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                                 SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

                                                                 SCHEDULE A
                                                                 ----------

                            CHASE CAPITAL CORPORATION
                            -------------------------

                               Executive Officers
                               ------------------

  Chief Executive Officer                        William B. Harrison, Jr.*
  President                                      Jeffrey C. Walker**
  Executive Vice President                       Mitchell J. Blutt, M.D.**
  Vice President & Secretary                     Gregory Meridith*
  Vice President                                 George E. Kelts**
  Assistant Secretary                            Robert C. Carroll*


                                    Directors

                              William B. Harrison, Jr.*
                                 Jeffrey C. Walker**





* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York,
   New York 10017.
** Principal occupation is employee of Chase and/or general partner of CCP.
   Business address is c/o Chase Capital Partners, 380 Madison Avenue,
   12th Floor, New York, NY 10017.

                               Page 7 of 10 Pages
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                                 SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

                                                               SCHEDULE B
                                                               ----------
                         THE CHASE MANHATTAN CORPORATION
                         -------------------------------


                               Executive Officers*

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
               Joseph G. Sponholz, Senior Executive Vice President

                                   Directors**
                                   ----------


                              Principal Occupation or Employment;
  Name                         Business or Residence Address
  -----                        -------------------------------
  Hans W. Becherer             Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL 61265

  Frank A. Bennack, Jr.        President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY  10019

  Susan V. Berresford          President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY  10017

  M. Anthony Burns             Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. S2nd Avenue
                               Miami, FL  33166

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.



                         Page 8 of 10 Pages
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                                 SCHEDULE 13G

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

                               Principal Occupation or Employment;
  Name                         Business or Residence Address
  -----                        -------------------------------


  H. Laurance Fuller           Chairman of the Board and
                               Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive
                               Chicago, IL  60601

  Melvin R. Goodes             Chairman of the Board and Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ  07950

  William H. Gray, III         President and Chief Executive Officer
                               The College Fund/UNCF
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA  22031

  George V. Grune              Chairman of the Board and Chief Executive Officer
                               The Reader's Digest Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               Reader's Digest Road
                               Pleasantville, NY  10570

  William B. Harrison, Jr.     Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070

  Harold S. Hook               Retired Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX  77019

  Helene L. Kaplan             Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72
                               New York, NY  10022

  Thomas G. Labrecque          President
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY  10017-2070

  Henry B. Schacht             Retired Chairman of the Board and
                               Chief Executive Officer
                               Lucent Technologies, Inc.
                               600 Mountain Avenue - Room 6A511
                               Murray Hill, NJ  07974

                               Page 9 of 10 Pages

Issuer:  Petersen Companies, Inc.                    CUSIP Number:  71633510
-------                                              ------------

                              Principal Occupation or Employment;
  Name                        Business or Residence Address
  -----                       -------------------------------

  Walter V. Shipley           Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY  10017-2070

  Andrew C. Sigler            Retired Chairman of the Board
                              and Chief Executive Officer
                              Champion International Corporation
                              1 Champion Plaza
                              Stamford, CT 06921

  John R. Stafford            Chairman, President and Chief
                              Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms
                              Madison, NJ  07940

  Marina v.N. Whitman         Professor of Business Administration
                              and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI  48109-1220